UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, March 23rd, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Monthly Interest on Own Capital

     Banco Bradesco S.A., in conformity with the System for Monthly Payment to Stockholders, will pay on May 2nd, 2007 Interest on Own Capital related to the month of April/2007, in the amount of R$0.018026250 per common stock and R$0.019828875 per preferred stock to the stockholders registered in the Company’s records on April 2nd, 2007.

     The payment, net of the Withholding Income Tax of 15% (fifteen percent), except for legal entity stockholders exempted from the referred taxation, which will receive for the stated amount, will be made through the net amount of R$0.015322313 per common stock and R$0.016854544 per preferred stock, as follows:

  credit in the current account informed by the stockholder;
  the stockholders who do not inform their banking data or do not hold a current account in a Financial Institution must go to a Bradesco Branch on their preference having their identification document and the “Notice For Receipt of Earnings from Book-Entry Stocks”, sent by mail to those having their address updated in the Company’s records;
  to those with stocks held on custody with the CBLC - Companhia Brasileira de Liquidação e Custódia (CBLC - Brazilian Clearing and Depository Corporation), the payment of Interest will be made to CBLC, which will transfer them to the stockholders through the Depository Agents.

     The said Interest already has its value adjusted due to the bonus of 100% in stocks, approved at the Special Stockholders' Meeting held on March 12th, 2007, which aimed only at adjusting the value of the market quote to a more attractive level for trading, providing the stocks with a better liquidity. Thus, the stockholders will continue to receive an equal amount of Interest.

Cordially, Banco Bradesco S.A. Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.